SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(b), (c) AND (d)

VIKING SYSTEMS, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

92685Q 20 0
(CUSIP Number)

January 4, 2008
(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

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1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Midsummer Investment Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,344,619 (see Item 4)
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 8,344,619 (see Item 4)
	8.	SHARED DISPOSITIVE POWER None.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,344,619 (see Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.6%
12.	TYPE OF REPORTING PERSON: OO

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Item 1(a).	Name of Issuer.
Viking Systems, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.
134 Flanders Road, Westborough, MA, 01581

Item 2(a).	Names of Person Filing.
Midsummer Investment Ltd. (“Midsummer Investment”)

Item 2(b).	Address of Principal Business Office, or if none, Residence.
Midsummer Investment Ltd. c/o Midsummer Capital, LLC 295 Madison Ave, 38th Floor New York, NY 10017

Item 2(c).	Citizenship.
Bermuda

Item 2(d).	Title of Class of Securities.
Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number.
92685Q 20 0

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

Midsummer Investment beneficially owns 8,344,619 shares of Common Stock as of the date hereof. The 8,344,619 shares of Common Stock beneficially owned by Midsummer Investment include only actual shares of Common Stock. Additionally, Midsummer Investment holds a Common Stock Purchase Warrant issued on January 4, 2008 originally exercisable into 5,562,436 shares of Common Stock. However, the aggregate number of shares of Common Stock into which such warrants are exercisable, and which Midsummer Investment has the right to acquire beneficial ownership, is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by Midsummer Investment, including the shares of Common Stock subject to this Schedule 13G, does not exceed 4.99% of the total outstanding shares of Common Stock. Accordingly, such warrants are not currently exercisable into Common Stock unless and until the actual shares of Common Stock held by any of Midsummer Investment or Midsummer Capital is less than 4.99% of the total outstanding shares of Common Stock.

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Midsummer Capital, LLC is the investment advisor to Midsummer Investment. By virtue of such relationship, Midsummer Capital, LLC may be deemed to have dispositive power over the shares owned by Midsummer Investment. Midsummer Capital, LLC disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Scott Kaufman have delegated authority from the members of Midsummer Capital, LLC with respect to the shares of Common Stock owned by Midsummer Investment. Messrs. Amsalem and Kaufman may be deemed to share dispositive power over the shares of common stock held by Midsummer Investment. Messrs. Amsalem and Kaufman disclaim beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority.

Accordingly, for the purpose of this Statement:

(a)	Amount beneficially owned by Midsummer Investment: 8,344,619 shares of Common Stock of the Issuer.
(b)
Percent of Class: Midsummer Investment beneficially holds 19.6% of the Issuer’s issued and outstanding Common Stock (based on 42,556,587 shares of Common Stock issued and outstanding, as stated by the Issuer in its Form 8-K filed with the Commission on January 7, 2008).

(c)	Number of shares as to which Midsummer Investment has:
(i)	Sole power to direct the vote: 8,344,619 shares of Common Stock of the Issuer.
(ii)	Shared power to vote or to direct the vote: None.
(iii)	Sole power to dispose or direct the disposition of the Common Stock: 8,344,619 shares of Common Stock of the Issuer.
(iv)	Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2008
MIDSUMMER INVESTMENT LTD.

By:	/s/ Michel Amsalem
Name: Michel Amsalem
Title: Director